Exhibit 3.1

ARTICLES OF CORRECTION
TO
ARTICLES OF AMENDMENT
OF
DIGITAL RECORDERS, INC.

     Pursuant to §55D-14 of the General Statutes of North Carolina, the undersigned corporation hereby submits these Articles of Correction for the purpose of correcting a document filed by the Secretary of State:

     1. The name of the corporation is DIGITAL RECORDERS, INC.

     2. On October 28, 2003, the Secretary of State filed for the corporation Articles of Amendment whereby a Certificate of Designation with respect to Series F Preferred Stock was created.

     3. Due to an administrative error, the document filed contains statements that are incorrect inasmuch as an earlier “draft” version of the Certificate of Designation was filed rather than the document lastly approved by the Board of Directors.

     4. The Certificate of Designation which should have been filed is attached.

This the 8th day of December, 2003

DIGITAL RECORDERS, INC

By:	/s/DAVID L. TURNEY

Name:	David L. Turney

Title:	Chairman, CEO & President

CERTIFICATE OF DESIGNATION
OF
SERIES F CONVERTIBLE PREFERRED STOCK
OF
DIGITAL RECORDERS, INC.

Digital Recorders, Inc., a corporation organized and existing under the Business Corporation Act of the State of North Carolina (hereinafter called the “Corporation”), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation as required by Section 55-6-02 of the Business Corporation Act at a meeting duly called and held on October 13, 2003;

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation (hereinafter called the “Board of Directors” or the “Board”) in accordance with the provisions of the Articles of Incorporation of the Corporation (“Articles of Incorporation”), the Board of Directors hereby creates a series of Preferred Stock, par value $.10 per share (the “Preferred Stock”), of the Corporation and hereby states the designation and number of shares, and fixes the relative rights, preferences, and limitations thereof as follows:

Section 1.	Designation and Amount. The shares of this series shall be designated as “Series F Convertible Preferred Stock” (the “Series F Preferred Stock”) and the number of shares constituting the Series F Preferred Stock shall be 300 shares. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided that no decrease shall reduce the number of shares of Series F Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series F Preferred Stock.

Section 2.	Dividends and Distributions.

(a) During the period prior to and including October 13, 2008 (the “Measurement Period”), the holders of shares of Series F Preferred Stock shall not be entitled to receive dividends. After the end of the Measurement Period, such holders shall not be entitled to receive dividends except as specified in paragraph (b) of this Section 2.

(b) If the average closing bid price for the Common Stock, par value $.10 per share (the “Common Stock”), of the Corporation on the principal public trading market for such stock exceeds 2.5 times the then-current Conversion Price (as hereinafter defined) for any period of seventy-five (75) consecutive trading days, or if the closing bid price exceeds 2.5 times the then-current Conversion Price for a total of at least one hundred fifty (150) trading days (whether or not consecutive), in either case during the Measurement Period, then the holders of shares of Series F Preferred Stock shall not be entitled to receive dividends at any time or for any periods. If the condition set forth in the preceding sentence is not satisfied, then the holders of shares of Series F Preferred Stock shall be entitled to receive dividends, as provided herein, for the period commencing on the first calendar day following the end of the Measurement Period (the “Commencement Date”) and continuing for as long as any of the shares of Series F Preferred Stock remain outstanding.

(c) If the holders of outstanding shares of Series F Preferred Stock are entitled to receive dividends pursuant to paragraph (b) of this Section 2, then such holders shall be entitled to receive cash dividends at an annual rate of ten percent (10%) on the Liquidation Preference (as hereinafter defined) of such shares. Such dividends shall be paid in cash quarterly, when, as and if declared by the Board of Directors out of the funds legally available therefor, on each January 15, April 15, July 15, and October 15 (each a “Payment Date”), commencing on January 15, 2009. If the Payment Date shall be on a day other than a Business Day, then the Payment Date shall be the next succeeding Business Day. For this purpose, a “Business Day” is a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close. Each such dividend shall be payable in arrears to the holders of record of shares of Series F Preferred Stock, as they appear on the stock records of the Corporation, at the close of business on those dates (each, a “Record Date”), not less than ten (10) days nor more than sixty (60) days preceding the Payment Date thereof, as shall be fixed by the Board of Directors. Dividends on shares of Series F Preferred Stock shall accrue (whether or not declared) on a daily basis from and including the Commencement Date. Accrued dividends for each Dividend Period shall be cumulative (whether or not such dividends are declared), but shall not compound. Such dividends shall accumulate to the extent not paid on the Payment Date occurring on the last day of the Dividend Period for which they accrue, and any such accrued and unpaid dividends for any past Dividend Period may be declared and paid at any time, without reference to any regular Payment Date, to holders of record on such date, not more than forty-five (45) days preceding the Payment Date thereof, as may be fixed by the Board of Directors. For purposes of this paragraph, a “Dividend Period” shall mean a quarterly dividend period commencing on the calendar day immediately following the Commencement Date and immediately following each subsequent Payment Date and ending on and including the next following Payment Date.

Section 3.	Voting Rights. Except as is required by applicable law, the holders of Series F Preferred Stock shall be entitled to vote with the holders of Common Stock, voting together as a single class, on any matters on which holders of Common Stock are entitled to vote, and the holder of each outstanding share of Series F Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such share of Series F Preferred Stock could then be converted. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares of Common Stock into which shares of Series F Preferred Stock held by each holder could be converted) shall be adjusted to the nearest whole number.

Section 4.	Liquidation.

(a) The liquidation preference for the Series F Preferred Stock (the “Liquidation Preference”) shall equal Five Thousand Dollars ($5,000.00) per share. The Series F Preferred Stock shall be pari passu with Series E Preferred Stock (collectively with the Series F Preferred Stock, the “Preferred Stock”) and rank prior and superior to the Series AAA Preferred Stock and the Common Stock with respect to payments upon liquidation, dissolution and winding up. The Series AAA Preferred Stock, the Common Stock and any other class or series of stock ranking junior to the Preferred Stock with respect to payments upon liquidation, dissolution and winding up are referred to, collectively, herein as “Junior Stock”.

(b) In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (collectively, a “Liquidating Event”), the Corporation shall pay or make adequate provision for the payment of all indebtedness and other obligations of the Corporation. Thereafter, the remaining assets of the Corporation shall be used to pay, prior to any distribution of any of the assets of the Corporation to the holders of Junior Stock by reason of the ownership thereof, an amount equal to the Liquidation Preference per share of the Preferred Stock set forth by the Board of Directors in priority fixed by the Board of Directors, plus an amount equal to accrued and unpaid dividends on such shares, if any.

(c) After all such Liquidation Preferences shall have been paid in full to each holder of Preferred Stock (including accrued but unpaid dividends), each holder of Junior Stock other than Common Stock shall be entitled to be paid from the remaining assets of the Corporation such amounts, if any, to which such holder may be entitled under any other provision of these Articles of Incorporation prior to any distribution of any of the assets of the Corporation to the holders of Common Stock.

(d) Any assets of the Corporation remaining after the payments specified in paragraphs (b) and (c) above shall be distributed pro rata with respect to the outstanding shares of Common Stock.

(e) If upon any Liquidating Event, the assets of the Corporation shall be insufficient to pay all the holders of any class or series of capital stock the full amount to which they are entitled pursuant to this Section 4, then the following rules shall apply: (i) each holder of shares of the class or series shall be paid his pro rata share, which shall equal the product determined by multiplying the aggregate amount to be paid to all holders of that class or series by a fraction (x) whose numerator equals the number of shares of that class or series owned by the shareholder, and (y) whose denominator equals the number of issued and outstanding shares of that class or series, and (ii) in any case in which the owner of two or more series or classes of capital stock shall have equal priority to any distribution, each holder shall be paid his pro rata share, which shall equal the product determined by multiplying the aggregate amount available for payment to all holders of the series or classes with equal priority, by a fraction (x) whose numerator equals the amount such shareholder would receive if the Corporation had adequate funds to pay the Liquidation Preferences of the shares of the series or classes having equal priorities owned by the shareholder, and (y) whose denominator equals the aggregate Liquidation Preferences of all issued and outstanding shares of the series or classes having equal priorities.

(f) For the purposes of this Section 4, any merger or consolidation of the Corporation into or with any other corporation or entity, or a sale, conveyance, mortgage, transfer, license, pledge, lease or other disposition of all or substantially all of the assets of the Corporation, shall be deemed to be a liquidation, dissolution or winding up of the Corporation unless (i) the shareholders of the Corporation immediately prior thereto shall, immediately thereafter, hold as a group the right to cast at least a majority of the votes of all holders of voting securities of the resulting or surviving corporation or entity on any matter on which any such holders of voting securities shall be entitled to vote; or (ii) the holders of Series F Preferred Stock shall determine, by vote of the holders of a majority of the outstanding shares of such series, voting as a separate class, that it shall not be so deemed.

(g) For purposes of this Section 4, if any asset distributed to shareholders upon liquidation of the Corporation consists of property other than cash, the amount of such distribution shall be deemed to be the fair market value thereof at the time of such distribution, as determined in good faith by the Board of Directors of the Corporation.

(h) Written notice of any Liquidating Event stating a payment date, the place where such payment shall be made, the amount of each payment in liquidation and the amount of accrued dividends to be paid, shall be given by first class mail, postage prepaid, not less than ten (10) days prior to the payment date stated therein, to each shareholder of record (whether or not the shareholder is to receive any payment) at such shareholder’s address as shown in the records of the Corporation.

Section 5.	Redemption.

(a) The holders of the Series F Preferred Stock shall not have the right to cause the Corporation to redeem shares of their Series F Preferred Stock at any time.

(b) If the Corporation becomes obligated to pay dividends to the holders of outstanding shares of Series F Preferred Stock because the condition specified in the first sentence of Section 2(b) hereof is not satisfied, then, from and after the Commencement Date, the Corporation shall have the right, but not the obligation, exercisable at any time and from time to time, to redeem all or any portion of the outstanding shares of Series F Preferred Stock. All redemptions of less than all outstanding shares of Series F Preferred Stock shall be effected on a pro rata basis.

(c) The redemption price to be paid by the Corporation for any shares of Series F Preferred Stock shall equal the Liquidation Preference for those shares, plus an amount equal to all accrued but unpaid dividends thereon. Upon payment of such redemption price, the Corporation shall have no further obligation with respect to payment of accrued and unpaid dividends.

(d) If the assets of the Corporation legally available shall be insufficient to pay all the holders of Series F Preferred Stock the full amount to which they are entitled upon any redemption pursuant to this Section, then the following rules shall apply: (i) each such holder shall be paid his pro rata share, which shall equal the product determined by multiplying the aggregate amount to be paid to all holders by a fraction (x) whose numerator equals the number of shares of Series F Preferred Stock owned by the holder, and (y) whose denominator equals the number of issued and outstanding shares of Series F Preferred Stock, and (ii) in any case in which the owners of two or more series or classes of capital stock shall have equal rights to any distribution in connection with the redemption of shares of all such classes of series, each holder shall be paid his pro rata share, which shall equal the product determined by multiplying the aggregate amount available for payment to all holders of the series or classes with equal priority, by a fraction (x) whose numerator equals the amount such shareholder would receive if the Corporation had adequate funds to pay the redemption prices of all shares of the series or classes having equal priorities, and (y) whose denominator equals the aggregate redemption prices of all issued and outstanding shares of the series or classes having equal priorities.

(e) At least thirty (30) days prior to any redemption, the Corporation will provide to the holders of shares to be redeemed written notice (the “Redemption Notice”) of the number of shares to be redeemed (the “Redemption Shares”), the redemption price and the redemption date (the “Redemption Date”). Such notice shall be sent to the address for each holder of Series F Preferred Stock on the records of the Corporation. Upon receipt of any Redemption Notice, holders of Series F Preferred Stock shall send to the Corporation stock certificate(s) duly endorsed for transfer representing the Redemption Shares as provided in the Redemption Notice for receipt by the Corporation on or before the Redemption Date. Upon receipt of stock certificate(s) representing the Redemption Shares endorsed as provided above (but not prior to the Redemption Date), the Corporation will send to the holders of the Redemption Shares payment of the redemption price as stated in the Redemption Notice, and if not all the shares represented by the stock certificate(s) provided to the Corporation are to be redeemed, stock certificate(s) representing the shares that have not been redeemed.

The Corporation shall have no obligation to make any payment for Redemption Shares until the owner of the Redemption Shares complies in full with the procedures set forth above. Notwithstanding failure by any shareholder to comply with the procedures set forth in the preceding paragraph and the consequent failure by the Corporation to pay the redemption price for the Redemption Shares, the Redemption Shares shall, from and after the Redemption Date stated in the Redemption Notice, cease to be issued and outstanding shares of capital stock of the Corporation and the former owner shall not be entitled to vote, receive dividends or exercise any other rights of a shareholder on account of the Redemption Shares. From and after the Redemption Date the sole obligation of the Corporation on account of the Redemption Shares shall be to pay the redemption price stated in the Redemption Notice without interest of any kind for late payment.

(f) Holders of outstanding shares of Series F Preferred Stock shall have the right to convert such shares into shares of Common Stock in accordance with Section 6 hereof at any time before the close of business on the fifth Business Day preceding the Redemption Date specified for such shares. Without limiting any rights of the Corporation, the Corporation may reduce the number of shares that it has elected to redeem as specified in a Redemption Notice by a number equivalent to the number of shares of Series F Preferred Stock converted into Common Stock during the period beginning on the date of the Redemption Notice and ending on the Redemption Date.

(g) All shares of the Series F Preferred Stock that shall have been redeemed as herein provided shall no longer be deemed to be outstanding. Any shares of Series F Preferred Stock so redeemed shall be retired and canceled and shall not be reissued, and the Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized Series F Preferred Stock accordingly.

Section 6.	Conversion of Series F Preferred Stock. Each holder of shares of Series F Preferred Stock shall have the right to convert all or any portion of such shares as such holder desires to convert, and in certain circumstances such shares shall be automatically converted, into shares of the Common Stock of the Corporation, as follows:

(a) Optional Conversion. Subject to and in compliance with the provisions of this Section 6, any or all shares of Series F Preferred Stock, at the option of the holder, may be converted at any time or from time to time prior to the fifth Business Day preceding any Redemption Date established for such shares, into a number of fully paid and nonassessable shares (calculated as to each conversion to the largest whole share) of Common Stock determined by multiplying the number of shares of Series F Preferred Stock to be converted by a fraction, the numerator of which is the Liquidation Preference of a share of Series F Preferred Stock and the denominator of which is the conversion price then in effect for the Series F Preferred Stock (the “Conversion Price”). Initially, the Conversion Price is $2.35 per share; provided, however, that the Conversion Price shall be subject to adjustment at the times and in accordance with the provisions set forth below.

(b) Automatic Conversion. The outstanding shares of Series F Preferred Stock shall automatically convert to shares of Common Stock in the circumstances described in either of the following subparagraphs, as follows:

(i)	If the closing bid price for the Common Stock on The Nasdaq Stock Market (or other exchange or market on which the Common Stock may from time to time be traded) for any period of ten (10) consecutive trading days exceeds $5.88 (the “Target Price”), then all outstanding shares of Series F Preferred Stock shall automatically convert, at the close of the market on the last trading day in such period, into a number of fully paid and nonassessable shares (calculated to the largest whole share) of Common Stock determined by multiplying the number of shares of Series F Preferred Stock then outstanding by a fraction, the numerator of which is the Liquidation Preference of a share of Series F Preferred Stock and the denominator of which is the Target Price, provided that the Target Price shall be adjusted for any stock splits, combinations or similar events occurring after the initial issuance date of the Series F Preferred Stock; and provided further that the resale of the shares issuable upon conversion shall have been registered or shall be subject to available exemption under applicable security laws.

(ii)	Upon any conversion of all or part of the debentures in the face amount of $3,979,000 issued to The Frost National Bank, custodian FBO Renaissance US Growth and Income Trust PLC

Trust No. W00740100 and HSBC Global Custody Nominee (U.K) Limited Designation No. 896414 (the “Debentures”) into Common Stock, all or a proportionate part, respectively, of the outstanding shares of Series F Preferred Stock shall automatically convert into a number of fully paid and nonassessable shares (calculated to the largest whole share) of Common Stock determined by multiplying the number of shares of Series F Preferred Stock being converted by a fraction, the numerator of which is the Liquidation Preference of a share of Series F Preferred Stock and the denominator of which is the greater of the Conversion Price then in effect or the deemed price (or average price, if more than one) per share of Common Stock at which the conversion of the Debentures shall have been effected; provided that the resale of the shares issuable upon conversion shall have been registered or shall be subject to available exemption under applicable security laws. If such conversion is accompanied by or is a result of any benefit or incentive provided to the holder of the Debentures, then the same benefit or incentive shall be accorded to the Holder of the Series F Preferred Stock.

(c) Mechanics of Conversion. Before any holder of Series F Preferred Stock shall be entitled to convert the same into full shares of Common Stock, unless the conversion is an automatic conversion, the holder shall surrender the certificate or certificates therefor, duly endorsed for transfer, at the office of the Corporation or any transfer agent of the Corporation and shall give written notice to the Corporation at such office that he elects to convert the same, such notice to state the name or names and addresses to which certificates for Common Stock will be issued. No fractional shares of Common Stock shall be issued upon conversion of Series F Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then-effective Conversion Price. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series F Preferred Stock, or to a third party such holder may designate in writing, a certificate or certificates for the number of whole shares of Common Stock to which he shall be entitled and a check payable to the holder in the amount of any cash amounts payable in lieu of fractional shares as aforesaid, and if less than all the shares of Series F Preferred Stock represented by such certificates are converted, a certificate representing the shares of Series F Preferred Stock not converted. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series F Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(d) Adjustments to Conversion Price.

(i)	Adjustment for Issuance of Shares at Less Than the Conversion Price. If and whenever any Additional Common Stock shall be issued by the Corporation for a consideration per share less than the Conversion Price, then in each such case the initial Conversion Price shall be reduced to a new Conversion Price in an amount equal to the price per share for the Additional Common Stock then issued, if issued in connection with a sale of shares, or the value of the Additional Common Stock then issued, as determined in accordance with generally accepted accounting principles, if issued other than for cash, and the number of shares issuable to the Stockholder upon conversion shall be proportionately increased; and, in the case of Additional Common Stock issued without consideration, the initial Conversion Price shall be reduced in amount and the number of shares issuable upon conversion shall be increased in an amount so as to maintain for the holder the right to convert the Series F Preferred Stock into a number of shares of Common Stock representing the same percentage interest in the Common Stock of the Corporation, on a fully diluted basis, as existed for such holder immediately preceding the issuance of such Additional Common Stock without consideration.

(ii)	Adjustments for Subdivisions, Common Stock Dividends, Combinations or Consolidations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided or increased by stock split or stock dividend, into a greater number of shares of Common Stock, the Conversion Price then in effect shall concurrently with the effectiveness of such subdivision or payment of such stock dividend, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Conversion Price then in effect shall concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

(iii)	Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Series F Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), the Series F Preferred Stock shall thereafter be convertible into, in lieu of the shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock that would have been obtainable in exchange for the shares of Common Stock that were issuable upon conversion of the Series F Preferred Stock immediately before that change.

(iv)	Exceptions. The term “Additional Common Stock” herein shall mean all shares of Common Stock hereafter issued by the Corporation (including Common Stock held in the treasury of Corporation). In addition, “Additional Common Stock” shall mean any shares of Common Stock that are subject to issuance upon the conversion or exchange of any convertible or exchangeable security or instrument hereafter issued by the Corporation, and such shares of Additional Common Stock shall be deemed to have been issued at the time of the issuance of such convertible or exchangeable security or instrument at a price equal to the amount, if any, received by the Corporation for such issuance plus the additional consideration to be received by the Corporation in connection with the issuance of such shares upon such conversion or exchange. No adjustment of the Conversion Price shall be made hereunder upon the subsequent issuance of any such shares of Additional Common Stock that are issued pursuant to the conversion or exchange of any such convertible or exchangeable securities or instruments if appropriate adjustments shall have previously been made upon the issuance or sale of such convertible or exchangeable securities or instruments as provided herein. If any such convertible or exchangeable securities or instruments shall expire or be terminated without conversion or exchange, then the Conversion Price shall be readjusted as if such convertible or exchangeable securities or instruments had never been issued (taking into account, for purposes of determining the readjusted Conversion Price, any valid intervening adjustments to the Conversion Price). Notwithstanding the foregoing, the term “Additional Common Stock” shall not include: (A) Common Stock issuable upon the conversion of any outstanding debentures, preferred stock or other convertible securities existing as of October 13, 2003; (B) Common Stock issuable upon exercise of any outstanding warrants, stock options or similar rights existing as of October 13, 2003; (C) up to an aggregate of 50,000 shares of Common Stock issuable upon exercise of employee or director stock options to be granted in the future at less than the initial Conversion Price; or (D) up to an aggregate of 50,000 shares of Common Stock that may be issued in connection with leases, bank financings or similar transactions that are primarily of a nonequity financing nature and are approved by the Board of Directors.

(v)	Adjustment for Failure to Satisfy Trading Price Condition. If the Corporation becomes obligated to pay dividends on outstanding shares of Series F Preferred Stock because the condition set forth in the first sentence of Section 2(b) hereof is not satisfied, and the Conversion Price in effect on the Commencement Date is greater than $2.00, then the Conversion Price shall be reduced to $2.00 effective as of the Commencement Date. The Conversion Price shall thereafter be subject to further adjustment as provided in the foregoing provisions of this Section 6(d).

(vi)	Adjustment for Failure to Effect Registration. If the Corporation fails to file with the Securities and Exchange Commission (“SEC”) a Registration Statement covering the shares of Common Stock issuable upon conversion of the Series F Preferred Stock by December 28, 2003 or such Registration Statement shall not be declared effective by the date that is three months after the earlier of December 28, 2003 or the initial filing date of the Registration Statement (the “Target Effective Date”), in either case assuming full cooperation by the holder of the Series F Preferred Stock, including compliance by the holder with all its obligations under Article I of the Registration Rights Agreement dated as of October 13, 2003 between the Company and the holder (the “Registration Rights Agreement”), then (a) with respect to the failure to file the Registration Statement by December 28, 2003, the Conversion Price shall be reduced by the percentage resulting from multiplying two and one-half percent (2.5%) by the number of thirty (30) day periods, or any part thereof, beyond December 28, 2003, until the initial Registration Statement described herein is filed with the SEC and/or (ii) with respect to the Registration Statement not being declared effective by the Target Effective Date, the Conversion Price shall be reduced by the percentage resulting from multiplying two and one-half percent (2.5%) by the number of thirty (30) day periods, or any part thereof, beyond the Target Effective Date, until the initial Registration Statement described herein is declared effective. The maximum reduction in the Conversion Price pursuant to this provision shall be fifteen (15%) percent, a floor of $2.00 for the Conversion Price as adjusted. The provisions of this paragraph (vi) are intended to be duplicative of, and to operate concurrently with (and not in addition to), the corresponding provisions to the same effect contained in Section 1.1 of the Registration Rights Agreement.

(e) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 6, the Corporation at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series F Preferred Stock a certificate setting forth such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series F Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series F Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series F Preferred Stock.

(f) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action (other than actions taken in good faith), avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in carrying out all the provisions of this Section 6 and in taking all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series F Preferred Stock against impairment.

(g) Reservation of Common Stock. The Corporation shall, at all times when the Series F Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series F Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series F Preferred Stock.

(h) Adjustment for Unpaid Dividends. Upon any voluntary or automatic conversion of the Series F Preferred Stock, the holders of the shares being converted shall be entitled to receive payment in cash of all accrued but unpaid dividends on such shares of Series F Preferred Stock, and, if such payment is not made prior to or concurrently with such conversion, the Conversion Price then in effect shall be adjusted downward by an amount equal to the per share amount of the accrued but unpaid dividends, and the Corporation shall thereafter have no further obligation or liability with respect to the payment of such dividends.

(i) Cancellation of Series F Preferred Stock. All shares of the Series F Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding. Any shares of the Series F Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized Series F Preferred stock accordingly.

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